

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 13, 2018

<u>Via E-mail</u>
Mr. Anatoliy Kanev
President
Unicobe Corp.
Serdike 17A, ap. 37
Sofia, Bulgaria 1000

>   **Re: Unicobe Corp.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2017**
>   **Filed October 3, 201**
>   **File No. 333-206916**

Dear Mr. Kanev:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ W. John Cash
>
>   W. John Cash
>   Accounting Branch Chief
>   Office of Manufacturing and
>   Construction